UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement Under Section 14(d)(4)

of the Securities Exchange Act of 1934

(Amendment No. 3)

MICROMET, INC.

(Name of Subject Company)

MICROMET, INC.

(Name of Person Filing Statement)

Common Stock, $0.00004 par value per share

(Title of Class of Securities)

59509C105

(CUSIP Number of Class of Securities)

Christian Itin, Ph.D.

President and Chief Executive Officer

Micromet, Inc.

9201 Corporate Boulevard, Suite 400,

Rockville, MD 20850

(240) 752-1420

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person Filing Statement)

With copies to:

Barbara L. Borden, Esq. Cooley LLP 4401 Eastgate Mall San Diego, CA 92121 (858) 550-6000	Christian Plaza, Esq. Cooley LLP One Freedom Square, Reston Town Center 11951 Freedom Drive Reston, Virginia 20190 (703) 456-8000
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 to Schedule 14D-9 amends and supplements the Schedule 14D-9, Amendment No. 1 and Amendment No. 2 to Schedule 14D-9 previously filed by Micromet, Inc., a Delaware corporation (“Micromet” or the “Company”), with the Securities and Exchange Commission on February 2, 2012, February 6, 2012 and February 10, 2012, respectively, relating to the offer by Armstrong Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Amgen Inc., a Delaware corporation, to purchase all the issued and outstanding shares of Micromet’s common stock, $0.00004 par value per share (together with the preferred stock purchase rights), at a price of $11.00 per share net to the seller in cash, without interest and less applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 2, 2012, and in the related Letter of Transmittal, each of which may be amended or supplemented from time to time.

Item 8. Additional Information

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by amending and restating, in its entirety, the fourth paragraph under the heading “ Antitrust Compliance ” on page 37 of the Schedule 14D-9:

“If required by law, the written approval by the German Federal Cartel Office or the expiration of any applicable waiting period would be a condition to Purchaser’s obligation to accept for payment and pay for the Shares tendered pursuant to the Offer. The Company and Amgen do not believe that the Offer will require the approval by or a filing with the German Federal Cartel Office, and accordingly, will not be making any such filing, nor do the Company and Amgen believe that the consummation of the Offer will meet the criteria for a prohibition under the German Act against Restraints of Competition (Gesetz gegen Wettbewerbsbeschränkungen). However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result would be.”

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraph under the heading “ Antitrust Compliance ” on page 37 of the Schedule 14D-9:

“On February 2, 2012, each of Micromet and Amgen filed a Premerger Notification and Report Form with the FTC and the Antitrust Division in connection with the Offer. The waiting period under the HSR Act, which was scheduled to expire on February 17, 2012, was terminated early on February 14, 2012. On February 15, 2012, the Company and Amgen issued a press release announcing the termination of the waiting period, a copy of which is filed as Exhibit (a)(1)(I) hereto.”

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by deleting the paragraphs under the heading “Litigation Relating to the Offer and the Merger” beginning on page 39 of the Schedule 14D-9 and replacing them with the following paragraphs:

“Between January 27, 2012 and February 1, 2012, five putative class action lawsuits challenging the Merger were filed in the Circuit Court for Montgomery County, Maryland. These actions are captioned: (1) Rush v. Micromet, Inc., et al., Case No. V358302 (the “Rush Case”); (2) Noskoviak v. Micromet, Inc., et al., Case No. V358455 (the “Noskoviak Case”); (3) Osler v. Micromet, Inc, et al., Case No. V358457 (the “Osler Case”); (4) Lang v. Micromet, Inc., et al., Case No. V358476 (the “Lang Case”); and (5) Ludden v. Micromet, Inc., et al., Case No. V358477 (the “Ludden Case”). The Rush Case, Noskoviak Case, Osler Case, Lang Case, and Ludden Case are collectively referred to as the “Maryland State Court Litigations.”

Between January 30, 2012 and February 9, 2012, seven putuative class action lawsuits challenging the Merger were filed in the Court of Chancery for the State of Delaware. These actions are captioned: (1) Passes v. Micromet, Inc., et al., Case No. 7198-VCP (the “Passes Case”); (2) Bohaychuck v. David Hale, et al., Case No. 7197-VCP (the “Bohaychuck Case”); (3) Volpe v. David Hale, et al., Case No. 7201-VCP (the “Volpe Case”); (4) Draper-Donaldson v. Micromet Technologies, Inc., et al., Case No. 7208-VCP (the “Draper-Donaldson Case”); (5) Wolf v. David Hale, et al., Case No. 7205-VCP (the “Wolf Case”); (6) Russell v. Micromet, Inc., Case No. 7210-VCP (the “Russell Case”); and (7) Louisiana Municipal Police Employees’ Retirement

System v. David F. Hale, et al. (the “LMPERS Case”). On February 3, 2012, plaintiff in the Draper-Donaldson Case voluntarily dismissed that action without prejudice. The Passes Case, Bohaychuck Case, Volpe Case, Wolf Case, Russell Case, and LMPERS Case are collectively referred to as the “Delaware Litigations,” and are being overseen by Vice Chancellor Parsons in the Court of Chancery for the State of Delaware.

On February 8, 2012, another putative class action lawsuit challenging the Merger, captioned Raad v. Christian Itin, et al., Case No. 8:12-cv-00385-DKC, was filed in the United States District Court for the District of Maryland (the “Raad Case”).

The Delaware Litigations, the Maryland State Court Litigations, and the Raad Case are collectively referred to as the “Stockholder Litigations.”

The Stockholder Litigations were filed against the Company, the individual members of the Board of Directors of Micromet, Amgen and Purchaser. The Stockholder Litigations generally allege, among other things, that the members of the Board breached their fiduciary duties owed to the Micromet stockholders by approving the proposed Merger for inadequate consideration, entering into the Merger Agreement containing preclusive deal protection devices, and failing to take steps to maximize the value to be paid to the Micromet stockholders. The Ludden Case and Lang Case also allege as an additional basis for the breach of fiduciary claim that the members of the Board engaged in self-dealing when they approved the proposed Merger. The Raad Case brings an additional claim against the members of the Board under Section 14(e) of the Securities Exchange Act of 1934 for making false and misleading statements in the Schedule 14D-9. On February 6, 2012 the Passes Case was amended to include a claim that the members of the Board breached their fiduciary duties by failing to make adequate disclosures to Micromet’s stockholders with respect to the Merger. On February 10, 2012 the Ludden Case and Lang Case were both amended to include, as an additional basis for the breach of fiduciary claims, that the members of the Board made omissions and misrepresentations in the Schedule 14D-9. Each of the Stockholder Litigations also alleges claims for aiding and abetting such alleged breaches of fiduciary duties. The Bohaychuck Case and Lang Case allege this claim against Micromet and Amgen, the Wolf Case and LMPERS Case allege this claim against Amgen and Purchaser, the Noskoviak Case, Russell Case, Osler Case, and Raad Case allege this claim against Amgen only, and the Rush Case, Volpe Case and Ludden Case allege this claim against Purchaser, Amgen, and Micromet. The Passes Case originally alleged the aiding and abetting claim against Micromet only, but was amended on February 6, 2012 to include Amgen and Purchaser. The plaintiffs in each of the Stockholder Litigations generally seek, among other things, declaratory and injunctive relief concerning the alleged breaches of fiduciary duty, injunctive relief prohibiting consummation of the proposed Merger, damages and attorneys’ fees and costs, and other forms of relief.

On February 13, 2012, the Delaware Chancery Court overseeing the Delaware Litigations held a telephonic hearing on a motion for expedited discovery filed by Plaintiff in the Passes Case. While indicating that it was not expressing a view on the merits of any of Plaintiff’s claims, the Court granted the request and set a hearing on Plaintiff’s request for preliminary injunctive relief for Monday, February 27, 2011 at 2 p.m.

The Company believes that the Stockholder Litigations are without merit.”

Item 9. Exhibits

The exhibit table in the Schedule 14D-9 appearing in Item 9 is amended and supplemented to add the following exhibit:

Exhibit Number	Description

(a)(1)(I)	Joint Press Release issued by Micromet, Inc. and Amgen Inc. on February 15, 2012.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MICROMET, INC.

By:	/s/ Matthias Alder

Name:	Matthias Alder

Title:	Senior Vice President Administration, General Counsel & Secretary

Dated:	February 15, 2012